FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2	Date of Material Change

August 19, 2005

Item 3	News Release

A press release with respect to the material change described herein was issued on August 22, 2005 via CCN Matthews and filed on SEDAR.

Item 4	Summary of Material Change

Medicure Inc. ("Medicure") completed a private placement, raising gross proceeds of approximately US$3.85 million (Cdn$4.7 million).

Item 5	Full Description of Material Change

Medicure, a cardiovascular drug discovery and development company, announced  that it has completed a private placement, raising gross proceeds of approximately  US$3.85 million (Cdn$4.7 million). The offering resulted in the issuance to investors  of 5,205,500 common shares and warrants to purchase an additional 2,602,750  common shares. The purchase price of the common shares is US$0.74 (Cdn$0.90) per  share, and the warrants are exercisable for a period of five years at an exercise price  of US$0.97 (Cdn$1.18) per share. If the volume weighted average trading price  calculated over 20 consecutive trading days of the common shares on the Toronto  Stock Exchange exceeds 250% of the exercise price, the Company has the right to  require holders to exercise the warrants. Participants in the private placement were  predominantly institutional investors, led by Satellite Asset Management, L.P.  Needham & Company acted as placement agent for the offering.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Derek Reimer, Chief Financial Officer of Medicure Inc. at 1-888-435-2220.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 22nd day of August, 2005.

MEDICURE INC.

/s/ Derek Reimer
By: Derek Reimer
Chief Financial Officer